UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

19 JULY 2012

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

Q2 2012 Interim Report

19 July 2012 – Modern Times Group MTG AB (publ.) (“MTG” or “the Group”) (Nasdaq OMX Stockholm Large Cap Market: MTGA, MTGB) today announced its financial results for the second quarter and six months ended 30 June 2012.

Stable sales & increased cash flow in Q2
Second Quarter Highlights

•	Net sales of SEK 3,517 (3,531) million - stable year on year at reported and constant exchange rates

•	Operating income of SEK 552 (593) million when excluding associated company income

•	Total operating income of SEK 684 (688) million when including SEK 133 (95) million of associated company income

•	Pre-tax profit of SEK 587 (681) million including SEK -88 (30) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 454 (479) million

•	Basic earnings per share of SEK 6.35 (6.84)

•	Receipt of SEK 55 (84) million (USD 8 (13) million) quarterly cash dividend payment from associated company CTC Media, Inc. (‘CTC Media’)

•	Net cash flow from operations of SEK 728 (705) million

•	Net debt reduced by 55% year on year to SEK 778 (1,716) million despite payment of increased SEK 600 (498) million annual dividend

Half Year Highlights

•	Net sales of SEK 6,776 (6,656) million - up 2% year on year at reported and constant exchange rates

•	Operating income of SEK 892 (1,025) million when excluding associated company income

•	Total operating income of SEK 1,226 (1,374) million when including SEK 334 (349) million of associated company income

•	Pre-tax profit of SEK 1,178 (1,352) million including SEK -6 (34) million negative non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 908 (969) million

•	Basic earnings per share of SEK 13.04 (14.19)

•	Receipt of SEK 107 (145) million (USD 16 (23) million) of quarterly cash dividend payments from associated company CTC Media

•	Net cash flow from operations of SEK 793 (828) million

Hans-Holger Albrecht, President and Chief Executive Officer, commented: “The second quarter results again demonstrate the benefit of our integrated business model, with the long term growth in our subscription funded pay-TV businesses offsetting the short term decline in our advertising funded free-TV businesses.

“We have further enhanced our content offering in 2012 with the addition or extension of key Hollywood studio and sports broadcast rights, and we have also launched a number of new SD and HD channels. Our satellite platforms in nine countries have continued to grow, as have our wholesale, virtual operator and online pay-TV businesses. At the same time, we have delivered margins of 18% and 21% for our Nordic and Emerging Market pay-TV businesses, respectively. We are investing in our channels and the Viaplay online pay-TV platform in both the Nordic region and the emerging markets to drive further growth. We have therefore slightly reduced our anticipated full year Nordic pay-TV margin from approximately 18% to approximately 17% and, while we continue to anticipate higher Emerging Market pay-TV profits in 2012 than 2011, the growth in profits for the second half of the year is expected to be significantly lower than the 217% increase for the first half of 2012.

“We did lose short term TV advertising market share in Sweden and Norway in the quarter, which was primarily due to the ratings impact of key sports events being shown on competing channels. However, we also reported lower cost growth to deliver a margin of 23% for our Scandinavian free-TV business, with higher profits in both Sweden and Denmark. The outlook for the remainder of 2012 is for continued TV advertising market growth in Sweden and Norway, with a less clear picture for Denmark. Our objective is to take back and increase our Scandinavian advertising market shares but this is more to do with execution than incremental investment. We therefore anticipate that full year operating expenditure for the Scandinavian free-TV business will grow at the normalised mid-single digit percentage point level, rather than the previously anticipated mid to high single digit percentage point level.”

“The position in the emerging markets is quite different as we have taken further TV advertising market shares in the majority of our territories in the second quarter, but we are yet to see a sustained return to growth in Central and East European advertising spending, which continues to be adversely affected by the macroeconomic environment. We have reduced overall costs and reported an increased margin of 16% for the emerging markets free-TV business in the quarter, which is the highest level for more than 3 years. We do not see the need to invest further ahead of the return to growth for these markets, but we are now integrating and restructuring the currently loss-making LNT operations in Latvia so the reduction in costs will be lower in the second half of the year than in the first half of 2012.

“Our financial position is as strong as ever, with low gearing and substantial available liquid funds. Our strong cash flows have enabled us to reduce our net debt by 55% or almost SEK 1 billion since Q2 last year, despite the payment of the SEK 600 million increased annual dividend this quarter. We have now disposed of the non-core betting operations, and acquired the complementary LNT free-TV business in Latvia and emerging market Paprika Latino content production studio. We are reviewing a number of other organic and M&A investment opportunities across the Group, in order to both consolidate our existing market positions and expand into new territories and complementary business areas moving forward.”

Significant Events

CTC Media announced on 15 June 2012 that it would pay a cash dividend of USD 0.13 per share (or approximately USD 21 million in aggregate), on or about 29 June 2012 to shareholders of record as of 1 June 2012. MTG therefore received a total of USD 8 million in dividends from CTC Media at the end of June 2012. Prior to this, at the end of March, MTG received USD 8 million quarterly cash dividend payment from CTC Media. CTC Media previously announced its intention to pay quarterly cash dividends totalling USD 80 million in aggregate in 2012, subject to approval of each payment by its Board of Directors.

The Group announced on 14 June 2012 that its MTG Studios content production and distribution division had acquired a 53% stake in leading Central and Eastern European production group Paprika Latino for an undisclosed cash consideration. The operation is yet to be consolidated within MTG’s results.

The Group announced on 1 June 2012 that it had completed the acquisition of 100% of AS Latvijas Neatkarīgā Televīzija (‘LNT’) in Latvia, following the receipt of the necessary approval from the Latvian Competition Council. LNT is the second largest free-TV operator in Latvia, and broadcasts national channel LNT, Russian language channel TV5 and entertainment channel Kanals 2. The results for LNT have been consolidated by MTG since 1 June 2012 and are included in the ‘Baltics, Czech Republic and Bulgaria’ line of MTG’s quarterly financial reporting matrix.

The Group announced on 11 April 2012 that its Nordic Betting Limited subsidiary had signed an agreement to sell its Bet24 operations to Unibet Group plc (‘Unibet’) for a total cash consideration of approximately EUR 13.5 million. The completion of the sale was announced on 5 May 2012.

The Group announced on 5 April 2012 that it had filed a registration statement on Form 20-F with the U.S. Securities and Exchange Commission, in order to register MTG’s class B shares under the U.S. Securities Exchange Act, as amended. The registration became effective on 4 June 2012. MTG has no intention to seek a listing of its securities on any U.S. stock exchange in connection with this registration.

The Group announced on 4 January 2012 that it would be closing down its loss-making free-TV operations in Slovenia. The Slovenian TV3 channel ceased broadcasting on 29 February 2012.

Financial Summary

	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net sales	3,125	3,531	3,106	3,711	3,259	3,517	6,656	6,776
Operating income before associates	432	593	358	551	341	552	1,025	892
Associated company income *	254	95	168	116	201	133	349	334
Non-recurring items **				-3,182
Total operating income (EBIT)	686	688	526	-2,515	542	684	1,374	1,226
Net financials	-15	-7	-87	-4	49	-98	-22	-48
Income before tax	671	681	439	-2,519	591	587	1,352	1,178
Tax	-181	-202	-133	-46	-137	-133	-383	-270
Net income	490	479	306	-2,564	454	454	969	908
Basic earnings per share (SEK)	7.35	6.84	4.71	-38.87	6.68	6.35	14.19	13.04
Diluted earnings per share (SEK)	7.29	6.79	4.69	-38.88	6.66	6.34	14.10	12.99
Total assets	13,905	14,434	14,958	11,281	11,468	11,699	14,434	11,699

*	Including MTG’s USD 4.6 million Q1 2012 participation in USD 89.5 million of non-recurring charges incurred by associated company CTC Media in the fourth quarter of 2011.

**	Non-recurring items primarily comprise the impairment of goodwill relating to the Group’s Bulgarian broadcasting assets.

Operating Review

Group sales were stable year on year (‘y-o-y’) in the quarter and up 2% for the year to date, both at reported and constant exchange rates, with sales growth in the Group’s pay-TV businesses more than offsetting  stable or lower sales for the overall free-TV businesses.

The y-o-y increase in Group operating costs of 1% in the quarter and 4% for the year to date reflected continued investments in the Scandinavian free-TV and Nordic pay-TV businesses, which were offset by a y-o-y reduction in the combined costs for the Emerging Market operations. Group depreciation and amortisation charges declined y-o-y to SEK 28 (50) million in the quarter and SEK 56 (99) million for the year to date, following the ending of charges for the Bulgarian and Czech TV broadcasting licenses.

Group operating income, when excluding associated company income, was therefore down 7% y-o-y in the quarter and down 13% for the year to date, with operating margins of 15.7% (16.7%) and 13.2% (15.4%) for the two respective periods. Total Group operating income, when including associated company income, was stable y-o-y in the quarter and down 11% for the year to date.

Group net interest expenses totalled SEK -8 (-14) million in the quarter and SEK -24 (-28) million for the year to date. Other financial items amounted to SEK -90 (7) million in the second quarter and SEK -24 (6) million for the year to date, and included a SEK -88 (30) million non-cash financial loss (gain) in the quarter and SEK -6 (34) million loss (gain) for the year to date due to the change in value of the option element of the SEK 250 million CDON Group convertible bond between the balance sheet dates.

The Group therefore reported income before tax of SEK 587 (681) million in the quarter and SEK 1,178 (1,352) million for the year to date.

Group tax charges amounted to SEK 133 (202) million in the quarter and SEK 270 (383) million for the year to date. The Group therefore reported net income of SEK 454 (479) million in the quarter and SEK 908 (969) million for the year to date.

The Group reported basic earnings per share of SEK 6.35 (6.84) in the quarter and SEK 13.04 (14.19) for the year to date, and diluted earnings per share of SEK 6.34 (6.79) and SEK 12.99 (14.10) for the two respective periods.

Free-TV Scandinavia

3% sales decline at constant exchange rates & 22.6% operating margin

	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net sales	1,023	1,146	984	1,240	1,024	1,110	2,169	2,134
Change y-o-y	4%	3%	7%	1%	0%	-3%	3%	-2%
Change y-o-y at constant exchange rates	11%	7%	7%	1%	-1%	-3%	9%	-2%

Total costs	-763	-827	-768	-958	-866	-860	-1,590	-1,726
Change y-o-y	0%	1%	9%	9%	14%	4%	0%	9%

Operating income	260	319	216	282	158	251	580	408
Change y-o-y	21%	7%	-2%	-19%	-39%	-21%	13%	-30%
Operating margin	25.4%	27.8%	21.9%	22.7%	15.4%	22.6%	26.7%	19.1%

The y-o-y sales development in the quarter mainly reflected the adverse impact on Scandinavian ratings of the airing of coverage of the EURO 2012 football championship on competing channels, as well as the fact that the World Ice Hockey Championship was not shown on the Group’s Swedish free-TV channels in the second quarter of 2012. This was reflected in lower TV advertising market shares in Sweden and Norway, which were offset to some extent by a higher TV advertising market share in Denmark. The Swedish and Norwegian TV advertising markets are estimated to have continued to grow y-o-y in the quarter, and the Danish TV advertising market to have declined y-o-y.

The y-o-y increase in costs in the quarter mainly reflected programming investments in Norway, in order to strengthen the schedule and the TV3 brand. The lower y-o-y growth in costs in the second quarter, when compared with the first quarter of 2012, was mainly due to the discontinued coverage of the World Ice Hockey Championship on the Group’s Swedish free-TV channels in the second quarter of 2012, as well as the fact that the Swedish spring schedules were launched earlier in 2012 than 2011. Overall segment operating income was therefore down y-o-y in the quarter but both the Swedish and Danish operations delivered higher y-o-y operating profits.

The Group now anticipates a normalised level of mid-single digit percentage point y-o-y cost growth for the segment for the full year 2012.

Commercial share of viewing (%)	2011				2012
15-49	Q1	Q2	Q3	Q4	Q1	Q2
Sweden	33.8	37.6	38.4	34.0	34.9	33.4
(TV3, TV6, TV8, TV10)
Norway	22.0	23.7	20.7	19.2	18.6	19.5
(TV3, Viasat4) *
Denmark	25.4	25.7	23.1	22.2	24.9	25.0
(TV3, TV3+, TV3 PULS)

*	The universe for the calculation of commercial share of viewing in Norway has been expanded to include additional channels and the audience shares for each period have been adjusted accordingly.

The combined commercial target audience share for the Group’s Swedish channels was down both y-o-y and quarter on quarter (‘q-o-q’) and mainly reflected lower ratings due to the World Ice Hockey Championship and the EURO 2012 football championship being broadcast on competing channels. This particularly impacted the ratings for the TV3 channel, and the TV6 channel to a lesser extent, whilst the commercial target audience share for the TV8 and TV10 channels was slightly up y-o-y and slightly down q-o-q. The TV3 channel does however continue to benefit from higher Swedish regional TV advertising sales following the increase in the number of regional broadcast signals from 6 to 19 on 27 February 2012.

The combined commercial target audience share for the Group’s Norwegian channels was down
y-o-y but up q-o-q as the Norwegian media house improved its planning and execution following the launch of the spring 2012 schedule. The commercial target audience shares for both TV3 and Viasat4 were up q-o-q. Work is ongoing to enhance the TV3 brand and channel positioning following the appointment of new management in May 2012, and the new Fall 2012 programming schedules have recently been announced.

The combined commercial target audience share for the Group’s Danish channels was slightly down y-o-y but stable q-o-q. The TV3 channel grew its commercial target audience share y-o-y following high ratings for a number of own productions, but the TV3+ channel was negatively impacted by the broadcasting of the EURO 2012 football championship on competing channels. The commercial target audience share for the TV3 PULS channel decreased slightly y-o-y but was up q-o-q.

Pay-TV Nordic

5% sales growth at constant exchange rates & 17.9% operating margin
	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net sales	1,139	1,186	1,184	1,221	1,249	1,250	2,325	2,499
Change y-o-y	4%	6%	4%	7%	10%	5%	5%	7%
Change y-o-y at constant exchange rates	10%	10%	4%	7%	9%	5%	10%	7%

Total costs	-924	-958	-949	-976	-1,032	-1,027	-1,882	-2,058
Change y-o-y	3%	7%	1%	5%	12%	7%	5%	9%

Operating income	215	228	234	246	217	223	443	441
Change y-o-y	12%	3%	17%	18%	1%	-2%	7%	-1%
Operating margin	18.9%	19.2%	19.8%	20.1%	17.4%	17.9%	19.0%	17.6%

The Nordic pay-TV operations market and sell Viasat’s premium pay-TV packages and content on the Viasat satellite platform, the Viaplay online platform, and third party IPTV and cable networks. Viasat also distributes its 26 pay-TV channels via third party pay-TV networks. The y-o-y sales growth for the quarter and the year to date reflected previously introduced price increases and the continued growth in the penetration of premium value added services on the Group’s Nordic satellite TV platforms, as well as continued growth in the third party network subscriber base.

The y-o-y increase in costs for both periods reflected the ongoing investment in the Viaplay online pay-TV service, higher y-o-y content costs, as well as the Viasat Film rebranding and launch of four new HD movie channels in the first quarter of 2012.

The Group now anticipates a segment operating margin of approximately 17% for the full year 2012, due to investments in its premium content and channel offering and the Viaplay online pay-TV service.

Subscribers	2011				2012
000's	Q1	Q2	Q3	Q4	Q1	Q2
Premium subscribers	1,048	1,048	1,042	1,058	1,039	1,031
- of which, satellite subscribers	653	645	640	638	625	612
- of which third party networks subscribers	394	403	402	421	414	419

Basic satellite subscribers	42	40	39	38	42	44

Satellite value-added service subscribers
ViasatPlus	163	172	179	188	191	192
Multi-room	237	239	240	250	251	251
High definition	232	255	276	297	313	321

Viasat’s premium satellite subscriber base declined in the quarter but this decline was offset to an extent by the growing number of third party network subscribers. Annualised average revenue per premium satellite subscriber (ARPU) increased by 7% y-o-y to SEK 4,926 (4,594), and was up from SEK 4,866 in the first quarter of 2012.

The Viaplay online pay-TV service has continued to enhance its content offering during the first six months of 2012, and also launched a hybrid internet-enabled and digital terrestrial set-top box in Sweden in June. The Viaplay box offers access to 24 streamed Viasat linear TV channels, 6 DTT freeview channels, and Viaplay’s broad on-demand range of streamed TV series, movies and live premium sports. This is the first online pay-TV service in the Nordic region to provide such a service through a single box.

Free-TV Emerging Markets

1% sales decline at constant exchange rates when excluding discontinued Slovenian operations, with increased reported operating margin of 16.3%

	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net sales	420	598	400	655	432	560	1,018	992
Change y-o-y	-3%	3%	12%	4%	3%	-6%	0%	-3%
Change y-o-y at constant exchange rates	6%	8%	12%	7%	5%	-3%	7%	0%

Total costs	-451	-526	-476	-588	-423	-469	-977	-892
Change y-o-y	-10%	-3%	10%	2%	-6%	-11%	-6%	-9%

Operating income	-31	73	-76	67	8	91	41	100
Change y-o-y	-	73%	-	19%	-	26%	-	141%
Operating margin	-	12.1%	-	10.2%	1.9%	16.3%	4.1%	10.0%

The Group’s Emerging Markets free-TV operations comprise a total of 19 free-TV channels in the Baltics, the Czech Republic, Bulgaria, Hungary and Ghana. The y-o-y revenue decline primarily reflected the discontinuation of Slovenian free-TV broadcasting at the end of February 2012. When excluding the sales for the Slovenian business, segment sales were down 1% y-o-y for the quarter and up 2% for the year to date at constant exchange rates. The LNT acquisition was consolidated from 1 June 2012.

The y-o-y reduction in segment operating costs for both the quarter and year to date reflected the previously mentioned closing down of the Slovenian broadcasting operations, as well as lower y-o-y costs for the Bulgarian and Czech operations.

The Group does not currently anticipate any significant increase in segment operating costs for the full year 2012, but does anticipate that the y-o-y reduction in costs will be lower in the second half of the year than the first half, due to the restructuring and integration of the currently loss-making LNT operations in Latvia.

Baltics, Czech Republic and Bulgaria

	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net sales	371	531	352	591	393	516	901	909
Change y-o-y	-2%	4%	14%	6%	6%	-3%	2%	1%
Change y-o-y at constant exchange rates	6%	8%	14%	9%	8%	0%	8%	3%

Total costs	-373	-435	-400	-512	-367	-413	-809	-779
Change y-o-y	-10%	-3%	12%	7%	-2%	-5%	-6%	-4%

Operating income	-3	96	-48	79	27	103	93	130
Change y-o-y	-	51%	-	5%	-	8%	251%	40%
Operating margin	-	18.0%	-	13.4%	6.8%	20.0%	10.3%	14.3%

The y-o-y sales development for the Group’s free-TV operations in the Baltics, the Czech Republic and Bulgaria reflected TV advertising market share gains for both reporting periods in the majority of the territories.

The y-o-y reduction in operating costs for the combined businesses reflected the balanced effect of selective programming investments and the launch of the TV8 channel in Lithuania in October 2011, which were more than offset by the divestment of regional Czech broadcasting licenses, the ending of the amortisation of the Group’s broadcasting licenses in the Czech Republic and Bulgaria, and ongoing cost optimisation measures.

Commercial share of viewing (%)	2011				2012
Target audience	Q1	Q2	Q3	Q4	Q1	Q2
Estonia	37.7	39.3	38.0	38.7	40.9	39.2
(TV3, 3+, TV6) (15-49)

Latvia	36.7	38.3	34.4	39.0	36.1	39.9
(TV3, 3+, TV6) (15-49)

Lithuania	42.2	42.1	45.7	46.3	43.2	41.3
(TV3, TV6, TV8) (15-49)

Czech Republic	32.1	32.0	35.7	37.6	36.9	39.1
(Prima Family, Prima COOL, Prima Love) (15-54)

Bulgaria	28.3	28.2	28.0	27.7	29.1	25.7
(Nova TV, Diema, Diema Family, Kino Nova) (18-49)

Sales for the Group’s combined Baltic free-TV businesses were up 5% y-o-y in the quarter and up 4% for the year to date at constant exchange rates. The Estonian TV advertising market is estimated to have grown slightly y-o-y in the quarter, whilst the Latvian market was stable and the Lithuanian market declined y-o-y. The Group is therefore estimated to have increased its TV advertising market share y-o-y in both Estonia and Latvia, and maintained its TV advertising market share in Lithuania. The pan-Baltic commercial target audience share was stable y-o-y at 40.5% (40.4%) in the quarter, as audience share gains in Latvia were offset by a slightly lower viewing share in Lithuania. The newly acquired LNT free-TV group of 3 channels in Latvia reported a combined commercial audience share of 22.5% (19.7%) in the core 15-49 demographic in the quarter, and MTG will include the LNT channels in its reported combined commercial target audience share in Latvia with effect from the third quarter of 2012.

Sales for the Group’s Czech operations were down 2% y-o-y in the quarter, but were up 5% for the year to date, at constant exchange rates. The Group is estimated to have increased its TV advertising market share y-o-y in the quarter following continued significant target audience share gains.

Sales for the Group’s Bulgarian operations were stable y-o-y in the quarter and down 3% for the year to date at constant exchange rates. The TV advertising market is also estimated to have been stable y-o-y in the quarter. The combined commercial target audience share for the Group’s Bulgarian channels was down y-o-y and q-o-q following lower ratings due to the airing of EURO 2012 coverage on competing channels.

Sales for the Group’s Hungarian operations were down 16% y-o-y in the quarter and down 14% for the year to date at constant exchange rates. The Group’s TV advertising market share is estimated to have increased y-o-y in the quarter following the increase in the combined target audience share to 9.1% (7.5%). The Group’s Viasat1 channel in Ghana almost doubled its sales y-o-y at constant exchange rates in the quarter and generated 75% growth for the year to date, following further target audience and TV advertising market share gains in a growing market.

Pay-TV Emerging Markets

12% sales growth at constant exchange rates & 21.1% operating margin

	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net sales	215	230	240	237	251	273	445	524
Change y-o-y	-2%	2%	5%	6%	17%	19%	0%	18%
Change y-o-y at constant exchange rates	11%	19%	14%	6%	14%	12%	15%	13%

Total costs	-207	-209	-227	-231	-217	-215	-416	-432
Change y-o-y	16%	11%	2%	18%	5%	3%	14%	4%

Operating income	7	22	13	7	34	58	29	91
Change y-o-y	-82%	-41%	126%	-78%	360%	168%	-62%	217%
Operating margin	3.4%	9.3%	5.5%	2.8%	13.5%	21.1%	6.5%	17.5%

Viasat’s Emerging Market pay-TV operations market and sell premium pay-TV packages on the Viasat satellite platforms in the Baltics and Ukraine, and on the joint venture Raduga TV satellite platform in Russia. Viasat also distributes 22 channels via third party pay-TV networks to subscribers in 29 countries across Central and Eastern Europe, Africa and the United States. The Viaplay online pay-TV service was launched in Russia in March 2012.

The y-o-y sales growth was mainly driven by subscriber intake by the Russian wholesale channel business, as well as the Baltic, Ukrainian and Russian satellite platforms, which followed the same seasonal pattern as in the first half of 2011.

The y-o-y development in segment operating costs reflected the balance of ongoing investments in the satellite platforms to drive subscriber intake with lower costs for the wholesale mini-pay channel business, which included a number of positive currency effects in the quarter.

The Group continues to anticipate higher y-o-y profit levels for the segment for the full year 2012 but a lower y-o-y growth in profits in the second half of the year compared to the first half of 2012, due to investments in its premium content and channel offering and the Viaplay online pay-tv service in Russia.

Subscribers	2011				2012
000's	Q1	Q2	Q3	Q4	Q1	Q2
Satellite subscribers	438	438	460	532	529	534
Mini-pay TV subscriptions	58,197	61,105	61,177	64,285	66,012	72,816

Viasat’s Emerging Markets satellite pay-TV operations added 96,000 net new subscribers y-o-y and 5,000 subscribers q-o-q. The growth reflected the addition of sports content and launch of two new Viasat Sports premium pay-TV channels in the Baltics, as well as the successful launch of the HD offering in Ukraine. The wholesale mini-pay channel business added nearly 12 million subscriptions  y-o-y, and nearly 7 million subscriptions q-o-q, following continued subscription growth in the Russian market in particular.

CTC Media

The Group reports its equity participation in the earnings of CTC Media with a one quarter time lag due to the fact that CTC Media reports its financial results after MTG. MTG’s participation in CTC Media’s US dollar reported results is translated into MTG’s Swedish krona reporting currency at the average currency exchange rate for the MTG reporting period.

The Group’s shareholding in CTC Media was diluted during the second quarter of 2012 due to the issue of new shares by CTC Media in relation to the company’s long term incentive programme. The Group’s ownership in CTC Media therefore amounted to 37.9% of the total number of issued and outstanding shares as at 30 June 2012, compared to 38.1% as at 31 March 2012 and 38.2% as at 30 June 2011.

CTC Media reported results	2010	2011				2012	2011	2012
(USD million)	Q4	Q1	Q2	Q3	Q4	Q1	R6m	R6m
Sales	222	166	204	160	237	191	388	428
Operating income	101	36	62	27	-2	50	137	49
Income before tax	105	39	64	30	4	51	144	55

MTG equity participation in	2011				2012		2011	2012
CTC Media results (SEK million)	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Associated company income	255	94	164	112	200	132	348	332
Dividends received	61	84	-	174	52	55	145	107
MTG equity ownership	38.2%	38.2%	38.2%	38.1%	38.1%	37.9%	38.2%	37.9%

CTC Media’s Q4 2011 results included USD 89.5 million of on-cash impairment charges, of which USD 4.6 million impacted MTG’s Q1 2012 income statements and were reported in the associated company income line.

CTC Media will publish its results for the second quarter and six months ended 30 June 2012 on 7 August 2012. For further information regarding CTC Media, please visit www.ctcmedia.ru.

Other Businesses

	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net sales	400	452	372	450	407	397	852	804
Change y-o-y	-2%	-6%	-18%	-1%	2%	-12%	-4%	-6%
Change y-o-y at constant exchange rates	4%	-3%	-18%	-1%	1%	-13%	0%	-6%

Total costs	-380	-409	-358	-418	-421	-392	-789	-813
Change y-o-y	-1%	-7%	-12%	4%	11%	-4%	-4%	3%

Associated company income	0	1	4	1	0	0	1	0

Operating income	20	44	18	32	-14	5	64	-9
Change y-o-y	-19%	-7%	-64%	-40%	-	-89%	-11%	-
Operating margin	5.1%	9.5%	3.8%	6.9%	-	1.2%	7.4%	-

The Group’s ‘Other Businesses’ segment primarily comprised the Group’s Radio, Bet24 and MTG Studios operations during the quarter. The Group’s radio operations comprise the national commercial networks in Sweden and Norway, as well as national and local stations in the Baltics. MTG Studios comprises the Group’s content production businesses in Europe and Africa.

The y-o-y sales decline reflected the discontinuation of the Bet24 operations with effect from 3 May 2012, as well as lower y-o-y sales for the Swedish radio operations and MTG Studios, which were offset to an extent by y-o-y sales growth for the Norwegian radio operations.

The y-o-y profitability development mainly reflected the impact of lower sales for the Swedish radio operations and increased costs in the MTG Studios business, which were offset to an extent by the net gain from the sale of the Bet24 operations after the writing down of goodwill and trademarks.

Financial Review

Cash Flow
The Group’s cash flow from operations before changes in working capital amounted to SEK 501 (528) million in the quarter and SEK 835 (989) million for the year to date, and included the receipt of SEK 55 (84) million and SEK 107 (145) million of dividend payments for the respective periods.

The Group reported a SEK 227 (178) million change in working capital in the quarter and SEK -42     (-162) million change for the year to date. Group net cash flow from operations therefore totalled SEK 728 (705) million in the quarter and SEK 793 (828) million for the year to date.

The Group sold all of its remaining shares in Metro International S.A. to Investment AB Kinnevik in the first quarter of 2012 and received SEK 24 million in cash. The Group’s investments in shares amounted to SEK 100 (-) million in the quarter and for the year to date, which comprised the acquisition of the LNT free-TV business in Latvia. Group capital expenditure on tangible and intangible assets totalled SEK 20 (20) million in the quarter and SEK 42 (52) million for the year to date, which was equivalent to less than 1% of Group net sales. Other cash flow from investing activities of SEK 61 (-) million in the quarter and for the year to date comprised the majority of the net cash to be received from the sale of the Bet24 operations. Cash flow used in investing activities therefore totalled SEK -58 (-20) million in the quarter and SEK -57 (-52) for the year to date.

Cash flow used in financing activities amounted to SEK 582 (646) million in the quarter, which mainly comprised the SEK 600 (498) million dividend payment to MTG shareholders in May 2012, as well as a SEK 90 (-74) million net increase in borrowings. Cash flow used in financing activities amounted to SEK 528 (834) million for the year to date and included a SEK 127 (-356) million net increase in borrowings. The Group had total borrowings of SEK 1,677 (2,382) million at the end of the period, compared to SEK 1,603 (2,446) million at the end of the first quarter of 2012.

The net change in cash and cash equivalents therefore amounted to SEK 88 (39) million in the quarter and SEK 208 (-58) million for the year to date. The Group had SEK 675 (424) million of cash and cash equivalents at the end of the period, compared to SEK 583 (368) million at the end of the first quarter of 2012.

Net debt
The Group's net debt position, which is defined as interest bearing liabilities less cash and cash equivalents and interest bearing assets, amounted to SEK 778 (1,716) million at the end of the quarter, and compared to a net debt position of SEK 733 (1,863) million at the end of the first quarter of 2012. The net debt to trailing twelve month EBITDA ratio was therefore reduced y-o-y to 0.3 (0.6) times at the end of the period, compared to 0.3 (0.7) times at the end of the first quarter of 2012.

Liquid funds
The Group’s available liquid funds, including unutilised credit and overdraft facilities, totalled
SEK 5,655 (4,682) million at the end of the period, compared to SEK 5,640 (4,568) million at the end of the first quarter of 2012.

Holdings in listed companies
The book value of the Group’s shareholding in associated company CTC Media was
SEK 2,170 (1,940) million at the end of the period, and compared with the SEK 3,345 million
(USD 484 million) public equity market value of the shareholding as at the close of trading on the last business day of the second quarter of 2012.

Equity
The Group reported SEK 189 (311) million of currency translation differences in equity in the quarter and SEK 142 (122) million of differences for the year to date. The Group does not hedge its equity exposure to currency translation effects. The Group’s total equity amounted to SEK 4,714 (6,833) million at the end of the period, compared to SEK 4,744 (6,538) million at the end of the first quarter of 2012.

Shares
The weighted average number of shares outstanding was 66,557,326 (66,385,105) during the second quarter and 66,480,707 (66,363,733) during the first six months of the year. The Group’s total number of outstanding shares increased from 66,403,237 to 66,612,522 during the quarter following the award of 209,285 Class B shares to participants in the MTG 2009 long-term incentive program, and excluded the 865,000 Class C shares and 169,602 Class B shares held by MTG in treasury at the end of the period. The total number of issued shares did not change during the period.

Share issues & other changes	Class A shares	Class B shares	Class C shares	Total
Total number of issued shares as at 1 January 2012 & 30 June 2012	5,878,931	60,903,193	865,000	67,647,124

Related Party Transactions

Related party transactions in the quarter and for the full year are of the same character and of similar amounts as the transactions described in the 2011 Annual Report, with the exception of the below. The Group sold all of its remaining shares, warrants and subordinated debentures in Metro International S.A. to Investment AB Kinnevik for SEK 24 million in the first quarter of 2012. The sale gave rise to a net gain of SEK 9 million.

Parent Company

Modern Times Group MTG AB is the Group’s parent company and is responsible for Group-wide management, administration and finance functions.

	2011				2012		2011	2012
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	H1	H1
Net Sales	9	10	9	10	14	12	19	26
Net interest & other financial items	161	551	137	-80	135	172	713	307
Income before tax	126	473	100	-137	80	122	599	202

The parent company had cash and cash equivalents of SEK 436 (174) million at the end of the period, compared to SEK 275 (57) million at the end of the first quarter of 2012. SEK 4,980 (4,259) million of the SEK 6,600 million total available credit facilities, including the SEK 100 million overdraft facility, was unutilised as at the end of the reporting period.

Risks & Uncertainties

Significant risks and uncertainties exist for the Group and the parent company. These include the prevailing economic and business environments in certain markets and the impact of the Eurozone crisis in particular; commercial risks related to expansion into new territories; political and legislative risks related to changes in rules and regulations in the various territories in which the Group operates; exposure to foreign exchange rate movements and the US dollar and Euro currencies in particular; and the emergence of new technologies and competitors. These risks and uncertainties are described in more detail in the 2011 Annual Report, which is available from the Group’s website at www.mtg.se and in the Group’s registration statement on Form 20-F, which is available from the website of the U.S. Securities and Exchange Commission

Forward-looking information and Safe Harbour Statement under the U.S. Private Securities Litigation Reform Act of 1995

This report contains forward-looking information based on the current expectation of MTG management. Although management deems that the expectations presented by such forward-looking information are reasonable, such forward-looking information is subject to risks and uncertainties and no guarantee can be given that these expectations will prove correct. Accordingly, the actual future outcome could vary considerably when compared to what is stated in the forward-looking information, due to such factors as described above in the Risks & Uncertainties section.

Other Information

This Group interim report has been prepared according to ‘IAS 34 Interim Financial Reporting’ and ‘The Annual Accounts Act’. The interim report for the parent company has been prepared according to the Annual Accounts Act - Chapter 9 ‘Interim Report’. The Group's consolidated accounts and the parent company accounts have been prepared according to the same accounting policies and calculation methods as were applied in the preparation of the 2011 Annual Report with the exception that the results arising from new share issues by associated companies are included in the associated company income and not, as previously, in other financial items. The results for prior periods have been restated accordingly.

This report has not been subject to review by the Group’s auditor.

2012 ANNUAL GENERAL MEETING

The 2012 Annual General Meeting resolved to re-elect David Chance, Simon Duffy, Lorenzo Grabau, Alexander Izosimov, Mia Brunell Livfors, Michael Lynton and Cristina Stenbeck as Board directors until the close of the 2013 Annual General Meeting, and to elect Blake Chandlee as a new member of the Board. The Meeting also re-elected David Chance as Chairman of the Board of Directors. There are therefore eight members of the Board of Directors.

The Annual General Meeting approved the payment of a dividend of SEK 9.00 per share, which was paid out to shareholders in May 2012. The meeting also approved the implementation of a performance-based incentive plan, and a new mandate to repurchase Class A and/or Class B shares, details of which can be found on the Group’s website at www.mtg.se.

[Missing Graphic Reference]

The Board of Directors and the Chief Executive Officer certify that this interim report provides a true and fair overview of the Group and parent company’s operations, performance and financial positions for the period, and describes the material risks and uncertainties facing the Group companies and parent company.

Stockholm, 19 July 2012

David Chance	Mia Brunell Livfors	Blake Chandlee
Chairman of the Board	Non-Executive Director	Non-Executive Director

Simon Duffy	Lorenzo Grabau	Alexander Izosimov
Non-Executive Director	Non-Executive Director	Non-Executive Director

Michael Lynton	Cristina Stenbeck	Hans-Holger Albrecht
Non-Executive Director	Non-Executive Director	President & CEO

Third Quarter 2012 Financial Results

MTG’s financial results for the third quarter and nine months ended 30 September 2012 will be published on 18 October 2012.

Conference Call

The company will host a conference call today at 15.00 Stockholm local time, 14.00 London local time and 09.00 New York local time. To participate in the conference call, please dial:

Sweden:	+46(0)8 5853 6965
UK:	+44(0)20 7784 1036
US:	+1646 254 3360

The access pin code for the call is 6075849.

To listen to the conference call online and for further information please visit www.mtg.se.

* * *

For further information, please visit www.mtg.se, or contact:

Hans-Holger Albrecht, President & Chief Executive Officer
Mathias Hermansson, Chief Financial Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Modern Times Group MTG AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Registration number: 556309-9158

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this quarterly and half year report is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 13.00 CET on 19 July 2012.

CONDENSED CONSOLIDATED	2012	2011	2012	2011	2011
INCOME STATEMENT (MSEK)	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec

Net sales	3,517	3,531	6,776	6,656	13,473
Cost of goods and services	-2,058	-2,075	-4,018	-3,950	-8,039
Gross income	1,459	1,456	2,759	2,707	5,434

Selling and administrative expenses	-886	-822	-1,827	-1,610	-3,376
Other operating revenues and expenses, net	-22	-42	-39	-72	-125
Share of earnings in associated companies	133	95	334	349	634
Write-down and one-off costs	-	-	-	-	-3,182
Operating income (EBIT)	684	688	1,226	1,374	-615

Net interest	-8	-14	-24	-28	-59
Other financial items	-90	7	-24	6	-53
Income before tax	587	681	1,178	1,352	-727

Tax	-133	-202	-270	-383	-561
Net income for the period	454	479	908	969	-1,289

Attributable to:
Equity holders of the parent	423	454	867	941	-1,327
Non-controlling interests	31	25	41	28	38
Net income for the period	454	479	908	969	-1,289

Basic earnings per share (SEK)	6.35	6.84	13.04	14.19	-19.98
Diluted earnings per share (SEK)	6.34	6.79	12.99	14.10	-20.02

CONDENSED STATEMENT OF	2012	2011	2012	2011	2011
COMPREHENSIVE INCOME FOR THE GROUP (MSEK)	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Jun

Net income for the period	454	479	908	969	-1,289

Other comprehensive income
Currency translation differences	189	311	142	122	-139
Cash flow hedge	5	5	-16	1	21
Revaluation of shares at market value	0	0	0	0	-10
Share of other comprehensive income of associates	17	57	22	57	73
Other comprehensive income for the period	211	372	148	180	-55

Total comprehensive income for the period	665	851	1,056	1,149	-1,344

Total comprehensive income attributable to:
Equity holders of the parent	-	827	1,016	1,122	-1,370
Non-controlling interests	39	25	40	28	26
Total comprehensive income for the period	665	851	1,056	1,149	-1,344

Shares outstanding at the end of the period	66,612,522	66,403,237	66,612,522	66,403,237	66,403,237

Basic average number of shares outstanding	66,557,326	66,385,105	66,480,707	66,363,733	66,383,647
Diluted average number of shares outstanding	66,688,827	66,661,308	66,688,262	66,688,014	66,383,647

CONDENSED STATEMENT OF	2012	2011	2011
FINANCIAL POSITION (MSEK)	30 Jun	30 Jun	31 Dec

Non-current assets
Goodwill	2,520	5,008	2,447
Other intangible assets	542	1,177	581
Machinery and equipment	250	289	267
Shares and participations	2,261	2,077	1,993
Other financial receivables	311	359	324
	5,884	8,909	5,612

Current assets
Inventory	1,870	1,857	1,591
Current receivables	3,270	3,244	3,608
Cash, cash equivalents and short-term investments	675	424	470
	5,815	5,525	5,668
Total assets	11,699	14,434	11,281

Shareholders’ equity
Shareholders’ equity	4,546	6,596	4,128
Non-controlling interests	168	237	222
	4,714	6,833	4,350

Long-term liabilities
Interest-bearing liabilities	1,635	2,351	1,524
Provisions	604	606	583
Non-interest-bearing liabilities	70	64	60
	2,309	3,020	2,168

Current liabilities
Interest-bearing liabilities	64	56	50
Non-interest-bearing liabilities	4,612	4,525	4,713
	4,676	4,581	4,763
Total shareholders’ equity and liabilities	11,699	14,434	11,281

CONDENSED CONSOLIDATED	2012	2011	2012	2011	2011
STATEMENT OF CASH FLOWS (MSEK)	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec

Cash flow from operations	501	528	835	989	1,853
Changes in working capital	227	178	-42	-162	-56
Net cash flow from operations	728	705	793	828	1,797

Proceeds from sales of shares	-	-	24	-	5
Acquisitions of subsidiaries and associates	-100	-	-100	-	-
Investments in other non-current assets	-20	-20	-42	-52	-120
Other cash flow from investing activities	61	-	61	-	-
Cash flow used in investing activities	-58	-20	-57	-52	-115

Net change in loans	90	-74	127	-356	-1,188
Dividends to shareholders	-600	-498	-600	-498	-498
Other cash flow from/to financing activities	-72	-74	-56	20	-51
Cash flow used in financing activities	-582	-646	-528	-834	-1,737

Net change in cash and cash equivalents for the period	88	40	207	-58	-55

Cash and cash equivalents at the beginning of the period	583	368	470	500	500
Translation differencies in cash and cash equivalents	4	17	-2	-17	25
Cash and cash equivalents at end of the period	675	424	675	424	470

CONDENSED STATEMENT OF CHANGES	2012	2011	2011
IN EQUITY (MSEK)	30 Jun	30 Jun	31 Dec

Opening balance	4,350	6,239	6,239
Net loss/income for the year	908	969	-1,289
Other comprehensive income for the year	148	180	-55
Total comprehensive loss/income for the year	1,056	1,149	-1,344

Effect of employee share option programmes	5	0	10
Dividends to shareholders	-600	-498	-498
Dividends to non-controlling interests	-96	-58	-57
Closing balance	4,714	6,833	4,350

CONDENSED INCOME STATEMENT	2012	2011	2012	2011	2011
PARENT COMPANY (MSEK)	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec

Net sales	12	10	26	19	38
Gross income	12	10	26	19	38

Administrative expenses	-62	-87	-131	-132	-245
Operating income (EBIT)	-50	-78	-105	-113	-207

Net interest and other financial items	172	551	307	713	974
Income before tax	122	473	202	599	562

Appropriations	39	-	39	-	-

Tax	-32	-19	-51	-52	-47
Net income for the period	129	454	190	547	515

CONDENSED STATEMENT OF	2012	2011	2012	2011	2011
COMPREHENSIVE INCOME FOR THE PARENT (MSEK)	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec

Net income for the period	129	454	190	547	515

Other comprehensive income
Revaluation of shares at market value	-	-	0	0	-10
Other comprehensive income for the period	0	0	0	0	-10

Total comprehensive income for the period	129	454	190	547	505

CONDENSED BALANCE SHEET	2012	2011	2011
PARENT COMPANY (MSEK)	30 Jun	30 Jun	31 Dec

Non-current assets
Shares and participations	3,676	3,676	3,676
Other financial assets	12,617	12,659	12,608
Total financial assets	16,296	16,335	16,285

Current assets
Current receivables	412	950	842
Cash, cash equivalents and short-term investments	436	174	96
	848	1,124	938
Total assets	17,143	17,459	17,222

Shareholders’ equity
Restricted equity	338	337	338
Non-restricted equity	8,008	8,539	8,501
	8,347	8,876	8,840

Untaxed reserves	39	-	-

Long-term liabilities
Interest-bearing liabilities	4,567	7,097	4,208
Provisions	6	10	6
Non-interest-bearing liabilities	18	54	60
	4,592	7,161	4,275

Current liabilities
Other interest-bearing liabilities	4,009	1,233	3,284
Non-interest-bearing liabilities	157	188	823
	4,166	1,422	4,107
Total shareholders’ equity and liabilities	17,143	17,459	17,222

NET SALES	2011	2011	2011	2011	2011	2012	2012	2012
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	H1

Free-TV Scandinavia	1,023.1	1,146.2	983.9	1,240.1	4,393.3	1,023.7	1,110.4	2,134.2

Pay-TV Nordic	1,139.1	1,186.1	1,183.6	1,221.1	4,730.0	1,248.7	1,250.2	2,498.9

Free-TV Emerging Markets	419.8	598.2	399.9	655.3	2,073.3	431.6	560.1	991.7
- of which Baltics, Czech & Bulgaria	370.5	530.9	352.1	591.5	1,845.0	393.4	515.7	909.1

Pay-TV Emerging Markets	214.7	230.1	240.3	237.3	922.4	250.6	273.0	523.6

Viasat Broadcasting central operations & eliminations	-43.0	-37.8	-47.2	-44.6	-172.6	-45.9	-44.8	-90.6

Total Viasat Broadcasting	2,753.8	3,122.8	2,760.5	3,309.2	11,946.3	2,908.8	3,149.0	6,057.8

Other Businesses	400.2	452.2	372.5	449.6	1,674.5	407.4	397.0	804.4

Total operating businesses	3,154.0	3,575.0	3,133.0	3,758.9	13,620.9	3,316.2	3,546.0	6,862.1

Group central operations	47.3	45.4	45.6	47.5	185.8	58.9	49.9	108.7

Eliminations	-76.4	-89.1	-72.9	-95.1	-333.6	-115.6	-79.0	-194.6

TOTAL OPERATIONS	3,124.8	3,531.3	3,105.7	3,711.3	13,473.1	3,259.4	3,516.8	6,776.3

OPERATING INCOME (EBIT)	2011	2011	2011	2011	2011	2012	2012	2012
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	H1

Free-TV Scandinavia	260.3	319.2	215.7	282.0	1,077.3	157.7	250.6	408.3

Pay-TV Nordic	214.8	228.1	234.5	245.6	923.0	217.2	223.4	440.7

Free-TV Emerging Markets	-31.2	72.5	-76.2	67.0	32.1	8.3	91.3	99.6
- of which Baltics, Czech & Bulgaria	-2.6	95.5	-48.0	79.0	123.9	26.7	103.0	129.7

Pay-TV Emerging Markets	7.4	21.5	13.3	6.6	48.7	33.9	57.5	91.4

Associated company CTC Media	254.7	93.6	164.3	111.8	624.4	199.7	132.0	331.7

Viasat Broadcasting central operations & eliminations	12.5	-0.3	0.6	-5.8	7.0	7.4	-10.7	-3.3

Total Viasat Broadcasting	718.5	734.7	552.2	707.1	2,712.4	624.2	744.1	1,368.3

Other Businesses	20.0	44.3	17.9	31.8	114.0	-13.7	4.7	-9.0

Total operating businesses	738.5	779.0	570.1	738.8	2,826.5	610.5	748.8	1,359.4

Group central operations & eliminations	-52.4	-91.2	-44.3	-71.9	-259.9	-69.0	-64.4	-133.4

TOTAL OPERATIONS	686.1	687.8	525.8	666.9	2,566.6	541.5	684.5	1,226.0

Non-recurring items	-	-	-	-202.9	-202.9	-	-	-
Asset impairment charges Bulgaria	-	-	-	-2,978.8	-2,978.8	-	-	-

GROUP TOTAL	686.1	687.8	525.8	-2,514.8	-615.1	541.5	684.5	1,226.0

CONDENSED SALES GROUP	2012	2011	2012	2011	2011
SEGMENTS (MSEK)	Apr-Jun	Apr-Jun	Jan-Jun	Jan-Jun	Jan-Dec
Sales external customers
Viasat Broadcasting	3,147	3,120	6,052	5,872	11,932

Other Businesses	369	406	716	773	1,519

Parent company & holding companies	1	6	9	11	22

Total	3,517	3,531	6,776	6,656	13,473

Sales between segments
Viasat Broadcasting	3	3	6	5	15

Other Businesses	28	46	89	80	155

Parent company & holding companies	49	40	100	81	163

Total	79	89	195	166	334

	2011	2011	2011	2011	2011	2012	2012
KEY PERFORMANCE INDICATORS	Q1	Q2	Q3	Q4	Full year	Q1	Q2

GROUP

Year on year sales growth (%) *	2.3	3.5	2.9	2.6	2.8	4.3	-0.4
Year on year sales growth at constant exchange rates (%) **	9.7	8.5	4.1	3.3	6.3	3.9	-0.4
Year on year change in operating costs (%) *	0.6	3.7	2.5	6.6	3.4	8.4	0.9
Operating margin (%) *	13.8	16.7	11.5	14.8	14.3	10.5	15.7

Return on capital employed (%)	27	27	28	29		30	31
Return on equity (%)	32	30	28	30		31	33
Equity to assets ratio (%)	47	47	49	39		41	40
Liquid funds (incl unutilised credit facilities), SEK million	4,568	4,682	4,499	5,528		5,640	5,655
Net debt (SEK million)	1,863	1,716	1,861	797		733	778

Subscriber data ('000s)
Group total digital subscribers	1,539	1,526	1,542	1,628		1,609	1,608

FREE-TV SCANDINAVIA

Year on year sales growth (%)	4.4	2.7	6.7	0.9	3.4	0.1	-3.1
Year on year sales growth at constant exchange rates (%) **	10.9	6.7	7.2	1.1	6.2	-0.6	-3.3
Year on year change in operating costs (%)	-0.2	1.0	9.3	9.0	4.8	13.5	4.0
Operating margin (%)	25.4	27.8	21.9	22.7	24.5	15.4	22.6

Commercial share of viewing (15-49) (%)
Sweden (TV3, TV6, TV8, TV10/ZTV)	33.8	37.6	38.4	34.0	35.8	34.9	33.4
Norway (TV3, Viasat4) 1	22.0	23.7	20.7	19.2	21.4	18.6	19.5
Denmark (TV3, TV3+, TV3 PULS)	25.4	25.7	23.1	22.2	24.1	24.9	25.0

Penetration (%)
TV3 Sweden	88	87	87	88		85	87
TV6 Sweden	87	86	86	88		86	87
TV8 Sweden	67	65	65	66		62	62
TV10 Sweden	44	46	46	47		48	49
TV3 Norway	92	92	92	92		92	92
Viasat4 Norway	75	75	75	75		75	73
TV3 Denmark	69	69	69	67		67	67
TV3+ Denmark	63	61	61	60		60	60
TV3 PULS Denmark	47	47	47	44		44	44

PAY-TV NORDIC

Year on year sales growth (%)	4.3	6.3	3.8	7.4	5.5	9.6	5.4
Year on year sales growth at constant exchange rates (%) **	10.3	10.2	4.5	7.3	8.0	8.9	5.2
Year on year change in operating costs (%)	2.7	7.2	1.1	5.0	4.0	11.6	7.2
Operating margin (%)	18.9	19.2	19.8	20.1	19.5	17.4	17.9

Subscriber data ('000s)
Premium subscribers	1,048	1,048	1,042	1,058		1,039	1,031
- of which, satellite	653	645	640	638		625	612
- of which, 3rd party networks	394	403	402	421		414	419
Basic satellite subscribers	42	40	39	38		42	44

Premium satellite ARPU (SEK)	4,445	4,594	4,751	4,791		4,866	4,926

FREE-TV EMERGING MARKETS

Year on year sales growth (%)	-3.1	2.7	12.0	3.8	3.4	2.8	-6.4
Year on year sales growth at constant exchange rates (%) **	5.9	7.9	12.1	7.3	8.0	5.2	-3.1
Year on year change in operating costs (%)	-9.7	-2.8	10.1	2.3	-0.3	-6.1	-10.8
Operating margin (%)	-	12.2	-	10.2	1.5	1.9	16.3

Commercial share of viewing (%)
Estonia (15-49) 2	37.7	39.3	38.0	38.7	38.4	40.9	39.2
Latvia (15-49) 2	36.7	38.3	34.4	39.0	37.2	36.1	39.9
Lithuania (15-49) 3	42.2	42.1	45.7	46.3	44.0	43.2	41.3
Czech Republic (15-54) 4	32.1	32.0	35.7	37.6	34.7	36.9	39.1
Bulgaria (18-49)	28.3	28.2	28.0	27.7	28.1	29.1	25.7
Hungary (18-49)	7.9	7.5	8.2	8.9	8.1	9.4	9.1
Slovenia (18-49)	10.2	10.2	11.0	10.3	10.4	n/a	n/a

PAY-TV EMERGING MARKETS

Year on year sales growth (%)	-1.5	2.5	5.2	5.5	2.9	16.7	18.7
Year on year sales growth at constant exchange rates (%) **	11.5	18.6	14.3	6.2	12.7	14.3	12.5
Year on year change in operating costs (%)	16.5	10.8	2.0	18.0	11.4	4.5	3.3
Operating margin (%)	3.4	9.3	5.5	2.8	5.3	13.5	21.1

Subscriber data ('000s)
Satellite subscribers	438	438	460	532		529	534
Mini-pay subscriptions	58,197	61,105	61,177	64,285		66,012	72,816

ASSOCIATED COMPANY CTC MEDIA
Share of viewing
CTC Russia (6-54)	11.2	11.1	9.9	10.6	10.7	11.0	8.9
Domashny Russia (females 25 - 59)	2.8	3.0	3.3	3.3	3.1	3.7	3.8
Peretz (DTV) Russia (25-59)	2.0	2.1	2.0	2.0	2.0	2.6	2.6
Channel 31 Kazakhstan (6-54)	14.8	15.2	17.7	15.7	15.9	14.5	15.6

1	The universes for the calculation of commercial share of viewing in Norway has been expanded to include additional channels and the audience shares for each period have been adjusted accordingly.
2
The universes for the calculation of commercial share of viewing in Estonia and Latvia have been expanded to include additional channels and the audience shares for each period have been adjusted accordingly.

3	TV8 Lithuania has been included in the CSOV calculation for the Lithuanian media house from the start of the first quarter of 2012.
4
The universe for the calculation of commercial share of viewing in the Czech Republic has been adjusted to exclude state-owned CT1 and CT2, as the volume of advertising on these channels is minimal due to changes in Czech broadcasting law.

The audience shares for each period have been adjusted accordingly.

* excluding non-recurring items
** the growth is calculated based on prior year's exchange rates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

Date: 19 JULY 2012	By:	/s/ Matthew Hooper

	Name:	Matthew Hooper

Title: Head of Corporate Communications & Planning